Computation of Ratio of Earnings to Fixed Charges

Prestige Brands Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended March 31,
	2008		2009	2010		2011		2012

Income (loss) from continuing operations before income taxes	$49,583		$(200,420)	$52,734		$48,528		$61,157
Fixed charges	38,265		28,781	23,184		27,589		41,620

Earnings (loss) available for fixed charges	$87,848		$(171,639)	$75,918		$76,117		$102,777

Interest expense on long term debt	$35,920		$26,431	$21,021		$25,573		$38,677
Capitalized fees on long term debt	2,148		2,148	1,915		1,745		2,661
Estimated interest in rent expense (b)	197		202	248		271		282

Total fixed charges	$38,265		$28,781	$23,184		$27,589		$41,620

Ratio of Earnings to Fixed Charges	2.3	x	(a)	3.27	x	2.76	x	2.47	x

(a)	For the year ended March 31, 2009, earnings were insufficient to cover fixed charges primarily due to a non-cash impairment charge against goodwill and intangible assets of $249 million. The deficiency for the year ended March 31, 2009 required to restore the ratio to 1:1 was $200,420.

(b)	For the purpose of calculating interest on rent expense the company used a reasonable approximation of the interest factor.